 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

Ocuphire Pharma, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

67577R102
(CUSIP Number)

November 6, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67577R102

1	NAME OF REPORTING PERSON

RICHMOND BROTHERS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

49,492
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

49,492
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%
12	TYPE OF REPORTING PERSON

IA, CO

2

CUSIP No. 67577R102

1	NAME OF REPORTING PERSON

RBI PRIVATE INVESTMENT III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		54,905
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	7	SOLE DISPOSITIVE POWER

54,905
	8	SHARED DISPOSITIVE POWER

- 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

54,905
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%
12	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 67577R102

1	NAME OF REPORTING PERSON

THE RBI OPPORTUNITIES FUND, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		231,528
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	7	SOLE DISPOSITIVE POWER

231,528
	8	SHARED DISPOSITIVE POWER

- 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

231,528
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.3%
12	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 67577R102

1	NAME OF REPORTING PERSON

THE RBI OPPORTUNITIES FUND II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		78,465
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	7	SOLE DISPOSITIVE POWER

78,465
	8	SHARED DISPOSITIVE POWER

- 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

78,465
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.1%
12	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 67577R102

1	NAME OF REPORTING PERSON

RBI PI MANAGER, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		364,898
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	7	SOLE DISPOSITIVE POWER

364,898
	8	SHARED DISPOSITIVE POWER

- 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

364,898
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1%
12	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 67577R102

1	NAME OF REPORTING PERSON

DAVID S. RICHMOND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		367,922
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	7	SOLE DISPOSITIVE POWER

367,922
	8	SHARED DISPOSITIVE POWER

49,492
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

417,414
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.8%
12	TYPE OF REPORTING PERSON

HC, IN

7

CUSIP No. 67577R102

1	NAME OF REPORTING PERSON

MATTHEW J. CURFMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

49,492
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

49,492
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%
12	TYPE OF REPORTING PERSON

HC, IN

8

CUSIP No. 67577R102

Item 1(a).	Name of Issuer:

Ocuphire Pharma, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

37000 Grand River Avenue, Suite 120

Farmington Hills, Michigan 48335

Item 2(a).	Name of Person Filing:

This statement is filed by Richmond Brothers, Inc., a Michigan corporation (“Richmond Brothers”), RBI Private Investment III, LLC, a Delaware limited liability company (“RBI PIII”), The RBI Opportunities Fund, LLC, a Delaware limited liability company (“RBI Opportunities”), The RBI Opportunities Fund II, LLC, a Delaware limited liability company (“RBI Opportunities II”), RBI PI Manager, LLC, a Delaware limited liability company (“RBI Manager”), David S. Richmond and Matthew J. Curfman. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

RBI Manager serves as the manager of each of RBI PIII, RBI Opportunities and RBI Opportunities II, and may be deemed to beneficially own the Shares (as defined below) beneficially owned by each of RBI PIII, RBI Opportunities and RBI Opportunities II. Richmond Brothers serves as the investment adviser to certain separately managed accounts (the “Separately Managed Accounts”), and may be deemed to beneficially own the 49,492 Shares held in the Separately Managed Accounts. Mr. Richmond serves as the Chairman of Richmond Brothers and manager of RBI Manager, and may be deemed to beneficially own the Shares beneficially owned by each of RBI PIII, RBI Opportunities and RBI Opportunities II, and held in the Separately Managed Accounts, as well as Shares he directly owns. Mr. Curfman serves as the President of Richmond Brothers and may be deemed to beneficially own the Shares held in the Separately Managed Accounts.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 3568 Wildwood Avenue, Jackson, Michigan 49202.

Item 2(c).	Citizenship:

Richmond Brothers is organized under the laws of the State of Michigan. RBI PIII, RBI Opportunities, RBI Opportunities II, and RBI Manager are organized under the laws of the State of Delaware. Messrs. Richmond and Curfman are citizens of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share (the “Shares”).

Item 2(e).	CUSIP Number:

67577R102

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CUSIP No. 67577R102

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	/X/	Not Applicable
(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	/ /	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

All ownership information reported in this Item 4 is as of the close of business on November 13, 2020.

Richmond Brothers

(a)	Amount beneficially owned:

49,492 Shares

(b)	Percent of class:

Less than 1% (based on 7,091,878 Shares outstanding as of November 5, 2020, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 6, 2020)

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CUSIP No. 67577R102

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

0 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

49,492 Shares

RBI PIII

(a)	Amount beneficially owned:

54,905 Shares

(b)	Percent of class:

Less than 1% (based on 7,091,878 Shares outstanding as of November 5, 2020, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 6, 2020)

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

54,905 Shares

(ii)	Shared power to vote or to direct the vote

0 Shares

(iii)	Sole power to dispose or to direct the disposition of

54,905 Shares

(iv)	Shared power to dispose or to direct the disposition of

0 Shares

11

CUSIP No. 67577R102

RBI Opportunities

(a)	Amount beneficially owned:

231,528 Shares

(b)	Percent of class:

Approximately 3.3% (based on 7,091,878 Shares outstanding as of November 5, 2020, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 6, 2020)

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

231,528 Shares

(ii)	Shared power to vote or to direct the vote

0 Shares

(iii)	Sole power to dispose or to direct the disposition of

231,528 Shares

(iv)	Shared power to dispose or to direct the disposition of

0 Shares

RBI Opportunities II

(a)	Amount beneficially owned:

78,465 Shares

(b)	Percent of class:

Approximately 1.1% (based on 7,091,878 Shares outstanding as of November 5, 2020, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 6, 2020)

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

78,465 Shares

(ii)	Shared power to vote or to direct the vote

0 Shares

(iii)	Sole power to dispose or to direct the disposition of

78,465 Shares

12

CUSIP No. 67577R102

(iv)	Shared power to dispose or to direct the disposition of

0 Shares

RBI Manager

(a)	Amount beneficially owned:

364,898 Shares

(b)	Percent of class:

Approximately 5.1% (based on 7,091,878 Shares outstanding as of November 5, 2020, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 6, 2020)

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

364,898 Shares

(ii)	Shared power to vote or to direct the vote

0 Shares

(iii)	Sole power to dispose or to direct the disposition of

364,898 Shares

(iv)	Shared power to dispose or to direct the disposition of

0 Shares

Mr. Richmond

(a)	Amount beneficially owned:

417,414 Shares

(b)	Percent of class:

Approximately 5.8% (based on 7,091,878 Shares outstanding as of November 5, 2020, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 6, 2020)

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

367,922 Shares

13

CUSIP No. 67577R102

(ii)	Shared power to vote or to direct the vote

0 Shares

(iii)	Sole power to dispose or to direct the disposition of

367,922 Shares

(iv)	Shared power to dispose or to direct the disposition of

49,492 Shares

Mr. Curfman

(a)	Amount beneficially owned:

49,492 Shares

(b)	Percent of class:

Less than 1% (based on 7,091,878 Shares outstanding as of November 5, 2020, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 6, 2020)

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

0 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

49,492 Shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

14

CUSIP No. 67577R102

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The right to receive dividends from, or the proceeds from the sale of, the Shares reported as beneficially owned by Richmond Brothers is held by the Separately Managed Accounts. Richmond Brothers and Messrs. Richmond and Curfman disclaim beneficial ownership of the Shares held in the Separately Managed Accounts reported in this statement pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

15

CUSIP No. 67577R102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2020	Richmond Brothers, Inc.

	By:	/s/ David S. Richmond
		Name:	David S. Richmond
		Title:	Chairman

RBI Private Investment III, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

The RBI Opportunities Fund, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

The RBI Opportunities Fund II, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

By:	RBI PI Manager, LLC

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

16

CUSIP No. 67577R102

/s/ David S. Richmond
David S. Richmond

/s/ Matthew J. Curfman
Matthew J. Curfman

17